

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2018

Mail Stop 4561

Brian P. MacDonald
Chief Executive Officer
CDK Global, Inc.
1950 Hassell Road
Hoffman Estates, IL, 60169

Re: CDK Global, Inc.
Registration Statement on Form S-4
Filed March 7, 2018
File No. 333-223498

Dear Mr. MacDonald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3297 with any questions.

Sincerely,

/s/ Edwin Kim

Edwin Kim
Attorney Advisor
Office of Information
Technologies and Services

cc: David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP